UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  October 2003           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the period ended September 30, 2003

2.

Press Release dated October 1, 2003

3.

Press Release dated October 7, 2003

4.

Press Release dated November 18, 2003

5.

Press Release dated December 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  February 27, 2004                             Signed:   /s/ Brian D. Fairbank

                Brian D. Fairbank,

                President and CEO

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED BALANCE SHEETS

	September 30, 2003	June 30, 2003

ASSETS

Current
Cash	$ 8,979	$ 12,755
Goods and services tax recoverable	6,315	7,495
Prepaid expenses	7,176	6,581
Exploration advances	-	6,307
	22,470	33,138

Mineral Property Costs (Note 3)	2,312,095	477,325
Investment (Note 4)	-	25,000
Capital Assets	9,264	6,201

	$ 2,343,829	$ 541,664

LIABILITIES

Current
Accounts payable	$ 120,862	$ 153,417

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	5,682,866	3,612,383

Share Subscriptions	-	129,117

Contributed surplus	113,663	80,695

Deficit	(3,573,562)	(3,433,948)
	2,222,967	388,247

	$ 2,343,829	$ 541,664

Approved by the Directors:

“Brian Fairbank”	“Jack Milligan”

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Month Period Ended September 30 2003 2002

REVENUE
Interest income	$ 50	$ -
Gain on disposal of shares	6,000	-
	6,050	-

EXPENSES
Administration fees	20,388	13,950
Amortization	607	407
Bank charges and interest	106	89
Consulting fees	55,035	7,500
Foreign exchange loss	3,633	(273)
Investor relations & shareholder information	10,091	36,194
Legal	21,102	8,779
Office and miscellaneous	4,896	647
Regulatory and transfer agent	6,864	5,166
Rent and telephone	6,188	2,305
Travel and business development	16,664	842

Loss for the period	$ 139,614	$ 75,606

Deficit, beginning of period	3,433,948	2,943,346

Deficit, end of period	$ 3,573,564	$ 3,018,952

Loss per share	$ 0.01	$ 0.008

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Period Ended September 30 2003 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (139,614)	$ (75,606)
Items not affecting cash:
Stock-based compensation	32,968	-
Depreciation	607	407
	(106,039)	(75,199)
Changes in non-working capital items
(Increase) decrease in accounts receivable	1,180	2,557
Increase (decrease) in accounts payable	(89,804)	17,193

Net cash used in operating activities	(194,663)	(14,058)

INVESTING ACTIVITIES
Mineral property costs	(42,246)	(94,519)
Capital Assets	(3,233)	-

Net cash used in operating activities	(45,478)	(50,102)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net	236,366	102,625

Net cash provided by financing activities	236,366	102,625

Change in cash and equivalents during the period	(3,776)	(9,780)

Cash and equivalents, beginning of period	$ 12,755	$ 32,803

Cash and equivalents, end of period	$ 8,979	$ 26,851

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2003, the Company has a working capital deficiency of $98,392, and has incurred losses totalling $3,573,562.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES a) Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Blue Desert Mining (U.S.) Inc., incorporated in the State of Nevada, U.S.A., Blue Mountain Power Company Inc., incorporated in the Province of British Columbia and Noramex Corp., incorporated in the State of Nevada, U.S.A. All significant inter-company balances and transactions have been eliminated.

b) Mineral Property Costs

Costs of acquisition and exploration of mineral properties are capitalized on an area-ofinterest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven reserves of minerals of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its mineral interests in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Option Payments Received

Option payments received are treated as a reduction of the carrying value of the related mineral properties and deferred exploration costs and the balance, if any, is taken into income.

d) Investments

Investments in which the Company owns up to 20% of the issued common shares are accounted for at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e) Capital Assets

Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates:

Computer equipment

30%

Office equipment

20%

f) Stock Based Compensation

Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The Company records, as compensation expense, the excess of the exercise price over the share price at the time of grant.

Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro-forma earnings and pro-forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Under the new standard, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h) Loss Per Share

Loss per share is calculated on the weighted average number or shares outstanding. Diluted loss per share is not presented as the effect of potentially issuable common shares is anti-dilutive.

i)   Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002

3. MINERAL PROPERTY COSTS

The acquisition and exploration costs of the Company's mineral properties are as follows:

	September 30,
	2003	2002
Pogo Area Project – Alaska	$ 93,758	$ 90,006
Blue Mountain Geothermal Project – Nevada	2,218,337	260,513
	$ 2,312,095	$ 350,519
Pogo Area Project

The Company acquired an interest in a number of claims in the Pogo area of interest, southeast of Fairbanks, Alaska. These claim areas are as follows:

i)

Portal/Gobi Claims

The Company has an option to acquire 100% interest in a number of claims by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000. The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Portal/Gobi Claims.

The Company has entered into an agreement on the Portal/Gobi Claims with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi property. Total expenditures of US$750,000 (including $50,000 cash payments due by the Company) are required over a five year earn-in period ending January 1, 2005.

After the earn-in period, the Company will have a 40% participating interest in the joint venture.

ii)

Mohave

The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002

3.  MINERAL PROPERTY COSTS (Continued)

Pogo Area Project (Continued)

iii) The following costs have been incurred by the Company on the Pogo Area project:

September 30,
	2003	2002
Acquisition Issue of shares	$ -	$ -
Deferred exploration Property leases, permits and regulatory	-	-
Geological and geophysical	-	-
Costs incurred during the period	-
Balance, beginning of period	93,758	90,006
Balance, end of period	$ 93,758	$ 90,006

Blue Mountain Geothermal Project, Nevada, U.S.A.

As at July 31, 2003, the Company acquired 100% of the issued and outstanding shares of Blue Mountain Power Company, Inc. which thru Noramex Corp. holds a 100% interest in the Blue Mountain Geothermal Project. Accordingly, all recorded costs of acquisition and deferred expenditures will be included as part of the cost of acquiring Blue Mountain Power Company, Inc.

The following costs have been incurred on the project:

September 30
	2003	2002
Acquisition Issue of shares	$ 2,176,091	$ -
Option payments	-	-
	2,176,091	-

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

3.   MINERAL PROPERTY COSTS (Continued)

Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)

Deferred exploration

Property leases, permits and regulatory

4,212

Geological and geophysical

42,246

90,307

Project management

-

-

Drilling

-

-

Road maintenance

-

-

Camp supplies

-

-

Travel and accommodation

-

-

Well testing

-

-

Expenditures for the period

42,246

94,519

Balance, beginning of period

-

165,994

Balance, end of period                                                                           $ 2,218,337

      $ 260,513

4. INVESTMENT

	September 30
	2003	2002
100,000 shares in Blue Mountain Power Company inc., a company with two common directors, at cost	$ -	$ 25,000

Due to the acquisition of Blue Mountain Power Company Inc., the Company disposed of its holding. The shares were transferred to company controlled by a director of NGP as an incentive to settle debt owed by BMP to that company.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

6.	SHARE CAPITAL
a) Authorized
	100,000,000 common shares - no par value 25,000,000 first preferred shares - no par value 25,000,000 second preferred shares - no par value
b) Common Shares Issued
		SHARES	AMOUNT
	Balance, June 30, 2003	10,273,224	$ 3,612,383
	For cash Private placement, net of financing costs	1,228,857	360,983
	Options exercised	45,000	4,500
	For Blue Mountain Power Company Inc.	5,500,000	1,705,000
	Balance, September 30, 2003
		17,047,081	$ 5,682,866
c)	Stock Options

As at September 30, 2003, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT SEPTEMBER 30 2003	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT SEPTEMBER 30 2003
$ 0.10	300,000	2.73 years	$ 0.10	300,000
0.25	65,000	3.55 years	0.25	65,000
0.28	395,000	4.30 years	0.28	395,000
0.28	100,000	0.62 years	0.28	25,000
0.28	752,000	4.87 years	0.28	752,000
	1,612,000	4.05 years	$ 0.25	1,537,000

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2002

6. SHARE CAPITAL (Continued)

	A summary of the changes in stock options for the years ended June 30, 2002 and 2003 is presented below:
		NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
	Balance, June 30, 2003	905,000	$ 0.25
	Granted	852,000	0.28
	Exercised	(45,000)	0.10
	Cancelled	(100,000)	0.28
	Balance, June 30, 2003	1,612,000	$ 0.25
c)	Stock Options (Continued) Supplemental Information for Stock Based Compensation

Effective July 1, 2002, in accordance with CICA Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”, pro-forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee’s stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.08%, dividend yield of nil, volatility factor of 84%, and a weighted average expected life of the options of 2 years. The weighted average fair value per share of options granted during 2003 was $0.28.

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

6. SHARE CAPITAL (Continued)

d) Share Purchase Warrants

A summary of changes in share purchase warrants for the period ended September 30, 2003 is presented below:

	NUMBER OF WARRANTS	WEIGTED AVERAGE EXERCISE PRICE
Balance, June 30, 2001	277,277	$ 0.46
Issued	500,000	0.35
Balance, June 30, 2002	777,277	0.39

d) Share Purchase Warrants (Continued)

Share purchase warrants outstanding at June 30, 2003:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE
152,000	$ 0.35	August 12, 2003
27,777	0.45	September 17, 2003
97,500	0.60	January 17, 2004
500,000	0.35	August 14, 2004
777,277

NEVADA GEOTHERMAL POWER INC.

(Formerly Continental Ridge Resources Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

7. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of goods and services tax receivable and accounts payable. It is management’s opinion that the company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8. RELATED PARTY TRANSACTIONS

During the three month period ended September 30, 2003 the Company incurred $87,905 to a company controlled by a director for administration, professional services and geological services. Accounts payable include $93,817 due to the company controlled by the director.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2003, the Company:

i)

on November 19, 2003 the Company engaged Coal Harbor Communications to provide investor relations.

Shareholder Update

Fall 2003

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”

U.S. 12G 3-2(B) - #4386

October 1st, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP) is pleased to report progress relating to potential power contracts for the Blue Mountain Geothermal Project in northern Nevada.

NGP has a 100% interest in the Blue Mountain Geothermal Project, which it owns through subsidiary companies Blue Mountain Power Company Inc. (BMPC) and Noramex Corp. NGP plans additional deep test holes along with other engineering work to complete the feasibility study for an initial 30MW plant.

NGP has tendered a bid to sell geothermal power to a major power utility from the Blue Mountain project in response to a competitive solicitation for renewable energy. An earlier solicitation in 2001 for renewable power resulted in the award of four contracts to geothermal power producers. According to current forecasts, additional renewable power is required for 2007. The utilities will obtain the additional renewable power from independent power producers such as Nevada Geothermal Power under long-term contracts.

As a result of project work to generate the current geothermal power proposal, the Blue Mountain Geothermal Project’s technical requirements and timetable for development are much better defined. NGP is in a better position for furthering contract discussions with the two regulated utilities and alternatively with major consumers.

Currently, there are ten geothermal power plants in Nevada with outputs ranging from 2.2–62 MW. Geothermal plant capacity was 240 MW in 2002 (Nevada Commission on Mineral Resources) and energy production was 1250 gigawatt-hours, which at a $0.06/kWh, has a sales value of US$75 million. Geothermal production is expected to triple over the next ten years in response to new state renewable portfolio standards.

Nevada has recently adopted policies to increase renewable energy production in the state. In 2001, the Nevada Legislature passed the Renewable Energy Law requiring utilities to obtain a percentage of their total electric power sales from renewable energy resources such as solar, wind and geothermal. The Public Utilities Commission of Nevada has adopted regulations to implement the 2001 Renewable Energy Law and a Renewable Energy Credit (REC) trading program. The regulations require every utility to derive 5% of electrical power sales from renewables by the end of 2003 rising 2% every two years to 15% by 2013.

NGP attended the Mining Energy Solutions conference held in Elko, Nevada August 26-28, 2003, convened to deal with rapidly increasing energy costs for major mining operations. The purpose of the Conference was to identify the “best practices” to increase energy efficiency and identify new clean energy solutions. Higher energy costs are negatively affecting the major mining operations underpinning the economy of northern Nevada (Barrick Goldstrike Mines,

Newmont Mining Corporation South Carlin Operations). Higher operating costs reduce ore reserve and mine life, government tax revenue, corporate profit and employment opportunities. Power has more than doubled in cost from 3.75¢ kWh in 1999 to about 8¢ kWh at present. Consequently the mining companies, governments and power producers are working together to increase energy efficiency and find new sources of reliable power.

Sierra Pacific Power Company, the Northern Nevada utility forecasts they need 50-70 MW of additional power capacity to serve northern Nevada each year. During system peaks, SPPC imports 650 MW or 44% of its customer demands, supplying the balance from coal (16%), gas turbines and oil generators (32%) and renewables mainly geothermal (8%). The small diameter gas pipeline servicing northern Nevada is over capacity. Newmont is leading a consortium to look into a new gas fired power plant that would require a new dedicated pipeline to deliver gas from Wyoming. However, increasing reliance on gas may not solve the long-range problem since increases in the price of gas since the 1990’s led to the crisis in the first instance and further upward pressure on gas prices is expected.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.	Investor Inquiries
President & CEO	Shelley Kirk
Telephone: 604-688-1553	Telephone: 604-633-1822
Facsimilie: 604-688-5926	Toll Free: 866-688-0808
Email: fairbank@intergate.ca	Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Receives DOE Contract to Drill Deep Blue No.2 Well

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”

U.S. 12G 3-2(B) - #4386                                                                                      October 7th, 2003

Vancouver, B.C. – Nevada Geothermal Power Inc. (NGP) is pleased to report that it has completed preliminary work for a second geothermal exploration well. NGP has a 100% interest in the Blue Mountain Geothermal Project, which it owns through subsidiary companies Blue Mountain Power Company Inc. (BMPC) and Noramex Corp.

The U.S. Department of Energy (DOE) has awarded the drilling project a second grant of US$640,000. Under a cost-share agreement, the estimated US$800,000 cost of the program will be split with the DOE paying 80% and Noramex paying 20%. NGP will be responsible for Noramex’s 20% cost-share.

Noramex Corp. plans to drill Deep Blue No.2, a geothermal well and to flow-test geothermal well Deep Blue No.1, in the Blue Mountain area, Humboldt County, Nevada. Deep Blue No.2 will be drilled approximately 800 meters (2600 feet) to the north of Deep Blue No.1 to further evaluate the commercial potential of the geothermal resource. Deep Blue No.2 is designed as a vertical, slim-hole observation well to a nominal target depth of 1000 meters (3400 feet).

Deep Blue No.2 will be testing a different type of terrain, this time targeting northeast structures, including the Barbara Worth Fault. This area is within a known thermal anomaly where the thermal gradients are anticipated to be 450°C/km. Previous drilling recorded temperature gradients from 436 to 485°C/km. In this region we might expect to see higher gradients occurring at a shallower depth.

The well location survey, well design, operations and drilling plan, Environmental Assessment (EA), Negative Cultural Resources Report and permit applications have been completed. The drilling contract has been awarded to Boart Lonyear of Dayton, Nevada and drilling will commence on receipt of completed permits.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.	Investor Inquiries
President & CEO	Shelley Kirk
Telephone: 604-688-1553	Telephone: 604-633-1822
Facsimilie: 604-688-5926	Toll Free: 866-688-0808
Email: fairbank@intergate.ca	Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc
Retains Coal Harbor Communications

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”

U.S. 12G 3-2(B) - #4386

November 18, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. is pleased to announce subject to regulatory approval, it has retained the services of Coal Harbor Communications Inc. (“Coal Harbor”) to provide investor relations services for Nevada Geothermal Power.

The principal of Coal Harbor is Mr. Dale Paruk, an experienced investor relations and public relations professional. Coal Harbor will distribute news and information on Nevada Geothermal and provide consistent and timely contact with the Company’s shareholders, other investors and industry professionals on behalf of Nevada Geothermal. Coal Harbor maintains its office(s) in Vancouver, British Columbia and works closely with financial analysts, advisors and investors in Canada and the United States.

Coal Harbor will receive a fee of $5,000 per month plus expenses starting November 15, 2003. The term of the contract is one year. Coal Harbor Communications Inc. and Dale Paruk are at arm’s-length to Nevada Geothermal Power.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Coal Harbor Communications	Nevada Geothermal Power Inc.
Suite 701 – 555 Jervis Street	Shelley Kirk
Vancouver B	Telephone 1+ 604-633-1822
Tel: 1+ (604) 662-4505	Toll Free: 1+866-688-0808
Fax: 1+ (604) 662-4547	Email: sfkirk@nevadageothermal.com
Email: dale@coal-harbor.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Nevada Geothermal Power Inc. Cost-Share Drilling Program Initiated

TSX Venture Exchange – “NGP”

OTCBB – “NGLPF”

U.S. 12G 3-2(B) - #4386                                                                                   December 4, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP: TSX-V has initiated a new reservoir test program that includes the drilling of “Deep Blue No. 2”, a second well into the Blue Mountain Geothermal Project in Nevada.

As previously reported (news release, October 7, 2003), a cost-share contract was signed on October 2, 2003 between the U.S. Department of Energy (DOE) and Nevada Geothermal Power’s subsidiary, Noramex Corp, providing funding for a 1000-metre deep, geothermal test well at the Blue Mountain Geothermal Project.

The total approved drilling and completion test budget is US$823,690. The DOE share is $658,953 and Noramex’s share, covered by NGP, is $164,738. The DOE funding contracts are awarded following a competitive process. The current contact is the second reservoir test well to be drilled with DOE partnership funding and Blue Mountain is the only project to have achieved back to back awards.

The new reservoir test project is well underway. A Noramex/DOE management meeting to approve operations was held in Seattle on November 20, 2003. Environmental, cultural and land surveys for Deep Blue No. 2 operations are in hand and both Federal and State permits are expected shortly. Drilling in winter is easily accomplished, as there is little snow accumulation. Road access and drilling water are available year round. Drilling will commence in early 2004.

Deep Blue No. 2 is a ‘step-out’ hole from the highly successful, initial discovery hole, Deep Blue No.1, and is designed to further evaluate the commercial potential of the Blue Mountain geothermal resource. The Discovery hole produced temperatures of 150 degree C, well over the minimum economic temperatures required for a successful system. The second hole is sited in an area of projected higher temperatures at depth, from temperature gradients measured in a group of shallow drill holes located approximately one kilometer to the northeast of Deep Blue No.1. A brief flow-test and/or injection test will be conducted at completion to determine basic reservoir parameters and obtain fluid samples. The drilling project will take 60 days to complete, including flow testing.

Nevada Geothermal Power Inc. is an alternative energy company with a mandate to develop geothermal projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds an undivided 100% interest in 11 square-miles of geothermal leases at the Blue Mountain Geothermal Project where it plans to develop a 30 MW generating plant.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Coal Harbor Communications Suite 701 – 555 Jervis Street Vancouver BC

Tel: 1+ (604) 662-4505

Fax: 1+ (604) 662-4547

Email: dale@coal-harbor.com

Investor Inquiries

Nevada Geothermal Power Inc. Shelley Kirk

Telephone: 604-633-1822

Toll Free:1+866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions.

These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.